[SRZ Letterhead]






212-756-2131                                               george.silfen@srz.com





                                  June 2, 2005


VIA EDGAR
---------

Securities and Exchange Commission
450 Fifth Avenue, N.W.
Washington, DC 20549-0506

                  Re:    BNY/Ivy Multi-Strategy Hedge Fund LLC
                         Request for Limited Review Pursuant to
                         Release No. 33-6510
                         ----------------------------------------

Ladies and Gentlemen:

          On behalf of BNY/Ivy Multi-Strategy Hedge Fund LLC (the "Fund"), we are transmitting for filing with the Securities and Exchange Commission (the "Commission"), pursuant to the Investment Company Act of 1940, as amended (the "1940 Act"), the Fund's Registration Statement on Form N-2 (the "Registration Statement"). The applicable filing fee covering the limited liability company interests of the Fund ("Interests") being registered under the Securities Act of 1933, as amended, has been separately transmitted to the Commission.

          The Fund is registered under the 1940 Act as a closed-end, non-diversified, management investment company. The Fund's investment objective is to provide above average capital appreciation with low to moderate volatility of investment returns through investments in hedge funds, commodity pools, funds-of-funds and other alternative investment pools managed by securities and commodity trading advisors. The Interests are being sold only to persons who are "Qualified Clients," as defined in the Fund's prospectus. Brokers and dealers selling Interests will be required to obtain representations from prospective investors as to their status as "Qualified Clients" and certain other matters.

          In addition, pursuant to our telephone conversation with Mr. Christian Sandoe of the staff of the Commission on May 25, 2005, on behalf of the Fund, we hereby request a limited review of the Fund's prospectus contained in the Registration Statement ("Prospectus"). A limited review is warranted because the disclosure contained in the Prospectus is substantially similar to the disclosure contained in the Fund's prospectus contained in its registration statement (File Nos. 333-108118 and 811-21247), except for the fact that it has been updated to include the Fund's annual audited financial statements for the fiscal year ended March 31, 2005 and the new disclosure required by Form N-2.


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June 2, 2005
Page 2


          The Fund is seeking to commence its offering on or about July 20, 2005. Accordingly, we would appreciate the staff of the Commission considering our request for a limited review of the Prospectus so as to accommodate a desired effective date of on or about July 11, 2005.

          The Registration Statement does not include certain exhibits and disclosure that are required by Form N-2 to be contained in the Registration Statement. These materials will be included in a pre-effective amendment to the Registration Statement that the Fund intends to file in the near future.

          Please call me at 212-756-2131 or Jonathan R. Simon at 212-756-2047 with any comments on the Registration Statement or if you have any questions regarding this filing. Thank you for your assistance regarding this matter.



                                        Very truly yours,


                                        /s/ George M. Silfen
                                        ---------------------------
                                        George M. Silfen

















cc: Mr. Christian Sandoe, Securities and Exchange Commission